Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AppMail, Inc.
435 W 31st St
New York, NY 10001
https://www.appmail.co/

Up to $3,399,999.68 in Series Seed-1 Preferred Stock at $0.56
Minimum Target Amount: $14,999.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AppMail, Inc.
Address: 435 W 31st St, New York, NY 10001
State of Incorporation: DE
Date Incorporated: March 23, 2012

Terms:

Equity

Offering Minimum: $14,999.04 | 26,784 shares of Series Seed-1 Preferred Stock
Offering Maximum: $3,399,999.68 | 6,071,428 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $0.56
Minimum Investment Amount (per investor): $499.52

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 50% bonus shares

Super Early Bird

Invest within the first week and receive 25% bonus shares

Early Bird

Invest within the first two weeks and receive 15% bonus shares

Combo Perk

$20K+ within the first two weeks and receive 35% bonus shares

Volume-Based Perks

Tier 1 | $5,000+

Invest $5,000+ and receive 10% bonus shares

Tier 2 | $10,000+

Invest $10,000+ and receive 15% bonus shares

Tier 3 | $25,000+

Invest $25,000+ and receive 25% bonus shares

Tier 4 | $50,000+

Invest $50,000+ and receive 35% bonus shares

Tier 5 | $100,000+

Invest $100,000+ and receive 45% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

AppMail, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $0.56/ share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $56. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Company Overview

The company is an email technology company that delivers interactive experiences inside of an email, just like you would experience on a website or in an app. The patented technology enables users to perform meaningful actions inside of their own email. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails.

Business Model

The company's business model is based on the SaaS model, charged on a per-email basis. We also use a Commission based model: for transactional-based campaigns, there will be a commission on products/services processed/sold via the interactive email platform.

Corporate Structure

AppMail, Inc. was initially formed as Airto, Inc. DBA 'SeatAssignMate and SAM Email' a Delaware corporation, on 3/23/2012. The Company changed its name to AppMail, Inc. In 2021 to reflect its new focus. The Company has previously fundraiser under these prior entity names.

Competitors and Industry

Competitors

We compete with Email Service Providers and CRMs who offer static email based marketing solutions. However, we believe our cutting-edge solution outshines Email Service Providers and CRMs. While the average conversion rate for static email campaigns in e-commerce hovers around 1%, we believe our secret sauce is a game-changer.

Our innovative technology integrates e-commerce blocks into an interactive email interface, enabling real-time inventory and payment URL rendering, as well as seamless customer selection and input

Industry

Mailchimp's recent sale for $12 billion is highlighting the market's vast potential (https://www.forbes.com/sites/kenrickcai/2021/09/13/mailchimp-intuit-acquisition-billionaires-ben-chestnut-dan-kurzius/?sh=f4e084239609). Email marketing has been a tried-and-true method for businesses to engage with their customers for over 30 years.

The COVID-19 pandemic has accelerated the growth of email marketing as businesses were forced to shift their operations online. Email marketing became a critical tool for communication and customer engagement as businesses tried to maintain their relationships with customers during lockdowns and social distancing. According to a report by Hubspot, email open rates increased by 20% in 2020, while click-through rates increased by 14.5%. This suggests that consumers were paying more attention to their emails and were more likely to engage with the content.

Hubspot sources for: https://blog.hubspot.com/marketing/email-marketing-stats

Hubspot sources for email open rate: https://blog.hubspot.com/sales/average-email-open-rate-benchmark

According to another report by Statista, the global spending on email marketing is projected to reach $23.1 billion in 2025, up from $14.4 billion in 2020 (https://www.statista.com/statistics/456500/daily-number-of-e-mails-worldwide/). The pandemic has actually accelerated the shift towards digital marketing, including email marketing, as businesses had to pivot to online channels to reach customers.

With many consumers turning to online shopping as a safer and more convenient option, the e-commerce market has experienced tremendous growth and is expected to continue to do so in the post-COVID world.

Rapid growth: The e-commerce industry grew by 44% in 2020, the highest year-over-year growth rate in at least two decades (https://www.digitalcommerce360.com/2021/01/29/early-estimates-us-ecommerce-grows-44-0-in-2020/#:~:text=Consumers%20spent%20%24861.12%20billion%20online,the%2015.1%25%20jump%20in%202019.)

Increased online sales: Online sales in the United States increased by 32.4% in 2020, accounting for 20% of all retail sales (https://www.digitalcommerce360.com/2021/02/19/us-ecommerce-grows-32-4-in-2020/).

With AppMail's unique positioning of transactional interactive email meet specifically for e-commerce industry, our mission is to build the next generation of email services, offering e-commerce and retail brrands the opportunity to engage with their customers in a more convenient, user-friendly way.

Current Stage and Roadmap

Current Stage

The company was formed in 2012 however the company was not operational before 2016. In 2016-17 we were able to secure angel funding and prototype the first airline vertical application SeatAssignMate with check-in, seat assignment, and ancillary purchase functionality in email. In 2018 and 2019, we secured seed financing and commercialized the airline application with multiple airlines onboarded in different stages such as ANA POC, LATAM SLA, British Airways /IAG POC, Airasia etc.

In 2020 and 2021 we were set back by the macro airline market due to COVID. And in 2022 we shifted our focus to e-commerce and secured additional financing to build the first e-commerce-driven interactive email platform AppMail. Product offerings are in the market, in beta. We secured Seed 1 funding in June 2022 to make the first commercialized platform for e-commerce users. The platform was released end of May 2023, for user testing in beta.

Future Roadmap

AppMail is focused on AI-enabled content creation automation, increasing market shares by integrating with major e-commerce platforms and Email Service Providers and releasing a standalone SaaS interface.

We will be focusing on enhancing content creation and campaign automation, enabled by generative AI. We will also focus on product development to support more e-commerce platform integration and attract users on other e-commerce platforms.

The Team

Officers and Directors

Name: Shi Li

Shi Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Director
  Dates of Service: March, 2012 - Present
  Responsibilities: managing overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate. Currently Shi Li receives an annual salary of $96,000, however, he is only taking 60% of full amount. He founded the company in 2012 and transitioned to working full-time as CEO in 2015.

Name: Duncan Sham

Duncan Sham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder, Chief Product Officer, Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Mr. Sham oversees all product and project management for the company. Currently, Mr. Sham receives an annual salary of $96,000, however, he is only taking 60% of the full amount.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the Company intends to apply in the future for quotation of its Common Stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the Company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational email platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our interactive email platform. Delays or cost overruns in the development of our interactive email platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed-1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are

trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

The company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize products and services. These competitors also compete with the company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products or services more rapidly or effectively than the company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

We are an early stage company and have not yet generated any profits

AppMail was incorporated under the laws of the State of Delaware on March 23, 2012, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that interactive email platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
The company's success will depend on its ability to secure additional patent protection for its core technologies and ability to enforce those patents. The patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of its intellectual property. If the company cannot raise sufficient funds, it will not succeed. AppMail is offering Series Seed-1 Preferred Stock in the amount of up to $5 million in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company raises a substantially lesser amount than the maximum offering amount, it will have to find other sources of funding for some of the plans outlined in "USE OF PROCEEDS TO ISSUER."

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right

employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AppMail Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on AppMail Inc could harm our reputation and materially negatively impact our financial condition and business.

The COVID-19 pandemic may materially and adversely affect our business and operations.
While the complete impact on our business from the outbreak of the COVID-19 coronavirus is unknown at this time and difficult to predict, many aspects of our business are being adversely affected by it and may continue to be adversely affected. The outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to the rest of the world, including our principal target geographic markets. The spread of the COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional locations are considering enacting quarantine and "shelter-in-place" regulations which severely limit the ability of people to move and travel, and regulations requiring non-essential businesses and organizations to close. The COVID-19 pandemic is affecting the United States and global economies, our operations, and those of third parties on which we rely. Additionally, while the potential economic impact caused by the COVID-19 pandemic and its duration is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. However, these effects are likely to have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely.

The company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.
A sales cycle is the period between initial contact with a prospective customer and any sale of its product. During the sales cycle, the company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. A long sales cycles

may require the company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the company can increase sales to existing customers. As a result, the company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, and in internet usage may have an effect on our business.
Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The company is currently dependent on the leisure travel industry for revenue.
The company's financial prospects are currently dependent upon businesses in the leisure travel industry using its services. The Covid-19 pandemic and associated travel restrictions recommended or mandated by governmental authorities have had a material adverse effect on the leisure travel industry worldwide, which may have a material adverse effect on the company's business and results of operations. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is also dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions (including as a result of the effects of the Covid-19 pandemic discussed above). If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics (including the Covid-19 pandemic discussed above) have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in European Union and China.
Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for "Facilitating passenger

to manage airline reservation within electronic message" in the European Union and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the company seeks to undertake, including litigation, could be time consuming and expensive and could divert management's attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. We may not be able to effectively detect, prevent and recover from security breaches, including attacks on information technology and infrastructure by hackers and viruses. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. The intentional or negligent actions of employees, business associates or the third-party service and product providers upon whom we rely, may undermine our security measures. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The company's financial forecasts project aggressive growth.
If our assumptions are wrong, and our projections regarding market penetration are too aggressive, the company's financial projections may overstate the company's viability. In addition, such forward-looking statements are only predictions. The company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The company's revenue model remains largely unproven.
The company may find that customers are unwilling to pay for its services in the manner that the company has proposed. If this is the case, the company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this were to occur, the company may be unable to meet its financial obligations.

Our Founders and Directors own a majority of the voting power of the outstanding capital stock of the company, which allows them to effectively control the company.
Upon the consummation of this Offering, Shi Li and Duncan Sham, two of company's founders, hold shares of the company's Class F Common Stock which carry ten (10) votes per share (as described below under "Security Ownership of Management and Others in Certain Securityholders"), while the company's Class A Common Stock carries one (1) vote per share and each of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock vote on an as-converted to Class A Common Stock basis. Further, the company's Amended and Restated Certificate of Incorporation provides that the company's board of directors shall be composed of two (2) members elected by the holders of a majority of the outstanding Class F Common Stock. Thus, Mr. Li and Mr. Sham have the ability to control the outcome of any matter submitted to the stockholders for approval, including the election of our Board of Directors and the approval of significant company transactions, and will have significant control over the company's arrangement and policies. As members of the company's Board of Directors, Mr. Li and Mr. Sham owe fiduciary duties to the company and its stockholders, and must act in a manner they reasonably believe to be in the best interests of the company and its stockholders. As stockholders of the company, Mr. Li and Mr. Sham are generally entitled to vote their shares in their own interests, which may in some cases differ materially from the interests of the company's stockholders generally. The

concentration of ownership could also delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the company. In addition, Mr. Li and Mr. Sham could use their voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to stockholder approval.

The company anticipates initially sustaining operating losses.
It is anticipated that the company will initially sustain operating losses. AppMail's ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements, or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company's future success is dependent on the continued service of a small executive management team.
The company depends on the skill and experience of two individuals, Shi Li and Duncan Sham. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers. The company relies on third-party service providers. The company's third-party partners provide a variety of essential business functions, including information technology services, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. If the company encounters problems with one or more of these parties, their failure to perform to expectations could have a material adverse impact on the company.

New competitors may enter the market.
The company operates in a relatively new market and the competitive landscape is not yet clear. New competitors may enter the market with an expanded range of products at a lower cost, targeting the same customer base, which may force the company to cut prices.

Investors will hold minority interests in the company.
Investors will hold minority interests in the company and will not be able to direct its operations. As discussed above, the company's founders hold a majority of the company's outstanding voting securities and therefore will have the ability to direct the outcome of any matter submitted to the company's stockholders, including the election of the company's Board of Directors.

The value of your investment may be diluted if the company issues additional options.
A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series Seed-1 Preferred Stock has been calculated assuming a 3.5% post-money unallocated option pool, which may not account for all additional options the company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the company over the 3.5% pool will lower the value of your shares.

Effects of Future Offerings.

Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow. The company cannot predict the size of future issuances of equity or debt instruments or other securities convertible into equity in connection with any such financing. Likewise, the company cannot predict the effect, if any, that future issuances and sales of its securities will have on its existing securityholders. If the company raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders.

You will need to keep records of your investment for tax purposes.
As with all investments in securities, if you sell our Series Seed-1 Preferred Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker or custodian will not hold our Series Seed-1 Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation CF) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the Series Seed-1 Preferred Stock.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company has Convertible Securities outstanding that may be triggered by the launch of the offering and convert while the offering is open.
The Company has Simple Agreements for Future Equity (SAFEs) and Crowd Notes currently outstanding for a total of $741,934, collectively. The trigger for conversion of these convertible securities is an equity financing round of funding for preferred stock and will subsequently be triggered when preferred stock financing funding of not less than $1,000,000, which may occur during this offering. This means that these convertible securities may convert to the same preferred stock shares of the Company as being sold in this offering and there is a potential for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shi Li	10,000,000	Class F Common Stock	35.83%
Duncan Sham	10,000,000	Class F Common Stock	35.83%

The Company's Securities

The Company has authorized SAFE, Class A Common Stock, Class F Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, SeedInvest Convertible Note, Crowd Notes Tier 1, Crowd Notes Tier 2, and Crowd Notes Tier 3. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,071,428 of Series Seed-1 Preferred Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: $1000000 qualified equity financing

Material Rights

Conversion

The SAFE converts into Company stock or a right to a percentage of the proceeds on a Company sale (liquidity). The stock issued to an Investor in an Equity Financing (called the SAFE Preferred Stock), shall have the same terms, privileges, preferences and obligations as the stock issued to investors in the Equity Financing, except that the liquidation preference, conversion price, and dividend rate will be calculated based on the original price per share of the SAFE Preferred Stock.

Additional Rights

Prior to an Equity Financing, the Investors have certain information rights.

After conversion into shares, Investors will have a right of first refusal on future sales of securities by the Company, subject to customary terms.

The Company has restrictions relating to distributions, issuances of other SAFEs in a manner adversely affecting the rights of the Investors hereunder (or convertible securities) and use of the Investors' brands.

Class A Common Stock

The amount of security authorized is 45,000,000 with a total of 1,490,663 outstanding.

Voting Rights

One vote per share.

Material Rights

Material Rights

Please refer to the summary of material rights provided above under Class F Common Stock which also includes references to Class A Common Stock. For further details, please review our Corporate Documents attached as Exhibit F to this Offering Memorandum.

Warrants

The company previously had outstanding warrants however these warrants expired and the value decreased to zero, there are no longer any outstanding warrants.

Allocated Employee Stock Options

The total amount outstanding includes 58,180 shares to be issued pursuant to stock options issued.

Class F Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

10 vote per share.

Material Rights

The rights, privileges, preferences and restrictions of the Class F Common Stock and Class A Common Stock are as follows:

1. Dividends. The holders of the Class F Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Common Stock shall receive shares of Class F Common Stock or rights to acquire shares of Class F Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

2. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class F Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common Stock and the holders of the Class A Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common Stock shall be entitled to ten (10) votes for each share of Class F Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

4. Amendments and Changes. As long as any shares of Class F Common Stock shall be issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of Class F Common Stock:

(A) amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(B) increase or decrease the authorized number of shares of Class F Common Stock;

(C) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(D) enter into a Liquidation Event (as defined below);

(E) increase the size of the Board of Directors;

(F) declare or pay any dividend or other distribution to the stockholders of the Company; or

(G) amend this Section 4.

Please review our Corporate Documents attached as Exhibit F to this Offering Memorandum.

Series Seed-1 Preferred Stock

The amount of security authorized is 11,569,424 with a total of 1,765,619 outstanding.

Voting Rights

One vote per whole share convertible into whole shares of Common Stock owned as of the record date for determining stockholders entitled to vote on such matter. Please see voting rights of securities sold in this offering below.

Material Rights

Please refer to Exhibit F of this Offering Memorandum for the Company's Amended and Restated Articles of Incorporation for further information on the material rights associated with these securities.

All Preferred Stock has the following rights, powers, and privileges, and restrictions, qualifications, and limitations, shall apply to te Preferred Stock.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

1. Liquidation Preferences. Before payments are made to Common Stockholders, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders as outlined in Section B(1.1) of the Company's Amended and Restated Articles.

2. Conversion Rights. The holders of Preferred Stock have conversion rights including a right to convert each share of Preferred Stock at the option of the holder at any time and without the payment of additional consideration into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series Preferred Stock by the conversion price for that series of Preferred Stock in effect at the time of conversion. For the conversion mechanics, please refer to Section 3.3 of the Company's Amended and Restated Articles attached as Exhibit F.

3. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such

holder pursuant to Section 3 of the Amended and Restated Articles.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,336,406 with a total of 0 outstanding.

Voting Rights

One vote per whole share convertible into whole shares of Common Stock owned as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

All material rights of Preferred Stock are on a pari passu basis and outlined in Series Seed-1 Preferred Stock material rights entry.

Series Seed-3 Preferred Stock

The amount of security authorized is 442,062 with a total of 0 outstanding.

Voting Rights

One vote per whole share convertible into whole shares of Common Stock owned as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

All material rights of Preferred Stock are on a pari passu basis and outlined in Series Seed-1 Preferred Stock material rights entry.

Series Seed-4 Preferred Stock

The amount of security authorized is 540,320 with a total of 0 outstanding.

Voting Rights

One vote per whole share convertible into whole shares of Common Stock owned as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

All material rights of Preferred Stock are on a pari passu basis and outlined in Series Seed-1 Preferred Stock material rights entry.

SeedInvest Convertible Note

The security will convert into Preferred class and the terms of the SeedInvest Convertible Note are outlined below:

Amount outstanding: $32,815.20
Maturity Date: January 10, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified financing

Material Rights

There are no material rights associated with SeedInvest Convertible Note.

Crowd Notes Tier 1

The security will convert into Preferred stock and the terms of the Crowd Notes Tier 1 are outlined below:

Amount outstanding: $138,034.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $6,400,000.00
Conversion Trigger: Qualified Equity Financing - see Other Material Rights below

Material Rights

Qualified Equity Financing. A preferred stock financing raising of not less than $1,000,000.

Conversion. Once a Qualified Equity Financing occurs, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing. If a "corporate transaction" (such as the sale of the Company) occurs prior to a Qualified Equity Financing, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing.

Conversion Price. The notes convert at the lower of: (x) 80 percent of the price paid by investors for the equity securities in the qualified financing and (y) a price per share based on $8 million divided by the fully-diluted outstanding shares immediately prior to the qualified financing event.

Crowd Notes Tier 2

The security will convert into Preferred stock and the terms of the Crowd Notes Tier 2 are outlined below:

Amount outstanding: $127,070.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $7,200,000.00
Conversion Trigger: Qualified Equity Financing - see Other Material Rights section below

Material Rights

Qualified Equity Financing. A preferred stock financing raising of not less than $1,000,000.

Conversion. Once a Qualified Equity Financing occurs, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing. If a "corporate transaction" (such as the sale of the Company) occurs prior to a Qualified Equity Financing, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing.

Conversion Price. The notes convert at the lower of: (x) 80 percent of the price paid by investors for the equity securities in the qualified financing and (y) a price per share based on $8 million divided by the fully-diluted outstanding shares immediately prior to the qualified financing event.

Crowd Notes Tier 3

The security will convert into Preferred stock and the terms of the Crowd Notes Tier 3 are outlined below:

Amount outstanding: $394,015.20
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Equity Financing - see Other Material Rights section below

Material Rights

Qualified Equity Financing. A preferred stock financing raising of not less than $1,000,000.

Conversion. Once a Qualified Equity Financing occurs, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing. If a "corporate transaction" (such as the sale of the Company) occurs prior to a Qualified Equity Financing, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing.

Conversion Price. The notes convert at the lower of: (x) 80 percent of the price paid by investors for the equity securities in the qualified financing and (y) a price per share based on $8 million divided by the fully-diluted outstanding shares immediately prior to the qualified financing event.

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $860,152.86
  Number of Securities Sold: 1,765,619
  Use of proceeds: R&D and Product
  Date: July 01, 2022
  Offering exemption relied upon: Regulation A+

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $173,611.95
  Number of Securities Sold: 207,241
  Use of proceeds: Marketing, Research and Development, and Operations
  Date: February 26, 2021

Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $25,024.00 compared to $0 in fiscal year 2022, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry.

Cost of sales

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Expenses

Expenses for fiscal year 2021 were $352,465.00 compared to $380,583.00 in fiscal year 2022.

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

Historical results and cash flows:

The Company hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2023. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

Revenue for 2022 decreased to $0 compared to 2021 revenue of $25 ,024, primarily due to a shiftt in focus to new markets such as on-line retail from solely serving the airline industry.

Sales and grant revenue were the sole components of our revenues during 2022 and 2021.

We derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time.

We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Cash flows activities increased from $53,998 in 2021 to $439,665 in 2022, primarily from an increase of $588,910 in proceeds received from the company's Regulation A offering of $552,958 , which was offset by a decrease in loans proceeds by $691,934.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is relying on operating revenue and cash on hand of $200,000 for operational costs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company anticipates that the proceeds of this Offering will provide additional and critical capital resources to support the effort of market expansion and customer acquisition in the next 10-12 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In order to expand, the company is likely to raise funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate for 4 months with a monthly burn rate of $2,500 for operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

The company can operate for 12 to 18 months with an estimated monthly burn rate of $200,000 for operational costs including marketing and product development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $100,000.00
  Interest Rate: 1.0%
  Maturity Date: May 15, 2022

Related Party Transactions

- **Name of Entity:** Shi Li
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Shi Li owns 10,000,000 shares of Class F Common Stock.
  Material Terms: All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions. It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

- **Name of Entity:** Duncan Sham
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Duncan Sham owns 10,000,000 shares of Class F Common Stock.
  Material Terms: All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions. It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

Valuation

Pre-Money Valuation: $13,023,517.92

Valuation Details:

Overview

The company believes its pre-money valuation reflects the market's perception of its growth potential and unique value proposition. The valuation was determined internally based on an analysis of multiple factors including (i) the value of the team's experience (ii) an analysis of the Company's Intellectual Property, and (iii) an analysis of the growth and positioning of the Company's serviceable industry in addition to planned expansion projects.

Our review also included factors external to the Company, such as the state of the development of its target markets and the pace of adoption of its chosen technology platforms.

Intellectual Property

The company has developed a groundbreaking technology that integrates e-commerce blocks into an interactive email interface. This technology enables real-time inventory updates, payment URL rendering, and seamless customer selection and input, enhancing the overall shopping experience. The company has been granted a patent for one of its unique technology's use cases, providing a competitive advantage and protecting its intellectual property.

Team / Experience

Our team is composed of seasoned entrepreneurs with a proven track record of success, supported by reputable investors and advisors including a Priceline founding member. We have the experience and expertise to bring our vision to life.

The company's founder and Chief Executive Officer, Shi Li, founded and led companies in Asia and the United States, collaborated with top brands such as IAG, Google, and ELAL Israel, and has over a decade of experience in entrepreneurship and digital product management.

The company's co-founder and Chief Product Officer, Duncan Sham, designed world-class marketing campaigns for YouTube, Pepsi, Adidas, and Jay-Z and holds extensive expertise in marketing and brand strategy.

Collectively, our leadership team has over five decades of experience in the creation and management of innovative digital products. Additionally, we have a supportive network of 500 investors who believe in our vision and have invested in our company early on. AppMail successfully raised prior funding rounds on the SeedInvest platform, demonstrating investor confidence in their innovative solution.

Contracts and Relationships

AppMail has established strategic partnerships with JetBlue Technology Venture and ELAL Israel, leveraging their expertise in the travel and e-commerce sectors. The company also has Letters of Intent from companies in serviceable markets.

Comparable Companies

Mailjet provides a cloud-based platform that enables users to manage the sending and tracking of transactional emails sent by web applications and eCommerce platforms. The company raised $3.3m in funding via a seed round in 2012. The valuation for the company's seed round would likely be in the range of $20M, however, the exact data is unknown to our team. Then in July 2015, with 32,000 customers, MailJet raised $11M at a $46.19M valuation. In October 2019, Mailjet was acquired by the U.S. email marketing platform Mailgun. Since Mailjet is not a publicly listed company, we can only estimate their revenue when they were at our stage.

However, for pre-revenue companies like AppMail, the scorecard valuation is our approach. This is a method used to evaluate the potential value or investment attractiveness of a company; it helps to find an average valuation for startups that are able to grow but with no revenue yet. The Scorecard Valuation Method assesses various factors and assigns weights to each factor based on their perceived importance in determining the value of a business. These are the factors we have used, and their corresponding weight:

Strength of the Management Team: This factor is given a weight of 30% and assigned a score of 125%. Weighted score = .375.

Size of the Opportunity: This factor is given a weight of 25% and assigned a score of 150%. We think the current size of the opportunity could be a 150% increase compared to Mailjet at their seed stage (estimated at $20M), due to the exponential growth of marketing expenses, and the penetration of e-commerce accelerated by COVID. Weighted score = .375.

Product/Technology: This factor is given a weight of 15% and assigned a score of 150%. We see this increase in Product category scores, due to technological advances from Email marketing 1.0 to 2.0 (static to interactive, generative AI, automation etc.). Weighted score = .225.

Competitive Environment: This factor is given a weight of 10% and assigned a score of 70%. Weighted score = .07.

Marketing / Sales: This factor is given a weight of 10% and assigned a score of 80%. Weighted score = .08.

Need for Capital: This factor is given a weight of 5% and assigned a score of 100%. Weighted score = .05.

Other: This factor is given a weight of 5% and assigned a score of 100%. Weighted score = .05.

For AppMail, the total weighted score is 1.225.

Therefore, if we multiply the MailJet's estimated seed round valuation of $20M times AppMail's score of 1.225 (the sum of factors) we receive a pre-valuation of $24.5M. However, we divide multiple this number by .53 to reflect the valuation drop of the macro venture market in recent months. This brings us to our valuation.

Source for tool used for Mailerlite: https://growjo.com/company/MailerLite

Source for Mailjet: https://www.crunchbase.com/organization/mailjet

Mailjet Seed Round: https://www.finsmes.com/2012/11/mailjet-raises-3-3m-funding.html

Mailjet Valuation in July 2015: https://www.cbinsights.com/company/mailjet/financials

MailJet raise amount in July 2015: https://www.crunchbase.com/organization/mailjet/company_financials

MailJet 32,000 customers: https://techcrunch.com/2015/07/15/mailjet-raises-another-11-million-to-scale-its-unified-marketing-and-transactional-email-service/

Scorecard Valuation Method: https://eqvista.com/scorecard-valuation-method-explained/

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in SAFEs outstanding. The Company also has $691,934 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $3,399,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  20.0%
  Marketing use of proceed will enable the company to enter additional sales and go-to-market partnerships with companies and platforms critical to AppMail's expansion. Costs to acquire merchants and brands are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and key account managers, and expanding our marketing activities to continue to generate additional leads and build brand awareness.
- *Research & Development*
  30.0%
  We continue to focus our research and development efforts on adding new mini apps and business solutions, and increasing the functionality and enhancing the ease of use of our platform across different workflows, CRMs and e-commerce platforms. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform,

over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

- *Company Employment*
  30.0%
  Expenses of employment consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations.

- *Operations*
  13.5%
  Primarily the costs are associated with operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated contractors.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.appmail.co/ (https://www.appmail.co/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/appmail

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AppMail, Inc.

[See attached]

APPMAIL, INC.

(a Delaware corporation)

f/k/a APPMAIL, INC.

Financial Statements for the calendar years ended

December 31, 2022 and 2021

INDEPENDENT AUDITOR'S REPORT

May 23, 2023

To: Board of Directors, AppMail, Inc.
Attn: Shi Li
Re: 2022-2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 AND 2021, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2022 and 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operation, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

Nabeel Ahmed Nini, CPA
California Board of Accountance, 130810

Email Address: admin@smtaxassociate.com
Phone number: (646) 930 5827

APPMAIL, INC.
BALANCE SHEET
As of December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2022**	**2021**
Current Assets		
Cash and cash equivalents	$ 439,665	$ 53,998
Accounts receivable	25,024	25,024
Total current assets	464,689	79,022
Total Assets	**$ 464,689**	**$ 79,022**
LIABILITIES and OWNER'S EQUITY		
Current Liabilities		
Accounts and credit cards payable	26,243	76,770
Total current liabilities	26,243	76,770
Loan payable	659,119	106,161
Crowd Notes/SAFE notes outstanding	50,000	50,000
Convertible notes outstanding	-	-
Total Liabilities	735,362	232,931
Owners' Equity		
Class A common stock (45,000,000 shares of $0.0001 par value authorized 1,490,663 and 1,486,742 shares issued and outstanding as of December 31, 2022 and 2021)	149	149
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	2,000	2,000
Preferred Class Stock (1,765,619 Shares of $0.0001 par value as of 31 December 2022)	177	
Additional paid-in capital	608,367	1,227,300
Retained earnings	(500,783)	(1,055,917)
Net income	(380,583)	(327,441)
Total Owner's Equity	(270,673)	(153,909)
Total Liabilities and Owner's Equity	**$ 464,689**	**$ 79,022**

APPMAIL, INC.
INCOME STATEMENT
For the period From July 01 to December 31, 2022 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenue		
Sales & Grant income	-	25,024
Gross Revenue	**$ -**	**$ 25,024**
Administrative and General Expenses		
Advertising & Promotion	17,944	39,101
Bank Service Charges	873	1,352
Computer – Internet	168	-
Computer – Software	3,646	1,875
Consulting Expense	3,838	-
Dues & Subscriptions	861	287
Interest Expense	5,472	6,211
Legal and Professional Fees	12,892	3,034
Payroll Processing Fee	712	559
Payroll – Employee Benefits	2,166	-
Payroll – Salary & Wages	95,988	133,541
Postage and delivery	-	15
Purchases	62,484	
Subcontractor	143,535	151,606
Supplies	7,712	223
Travel Expense	11,533	4,143
Utilities	1,565	2,176
Tax & License	8,351	7,770
web and domain	846	573
Total Administrative and General Expenses	**380,583**	**352,465**
Net Income/ (Loss)	**$ (380,583)**	**$ (327,441)**

APPMAIL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock Shares	Class A Amount	Common Stock Shares	Class F Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2021	**1,473,458**	**147**	**20,000,000**	**2,000**	**-**	**-**	**285,417**	**(1,055,917)**	**(768,353)**
Issuance of Class A common stock	(47,709)	(4)							(4)
Issuance of Class A common stock	60,993	6					941,883		941,889
Net loss								(327,441)	(327,441)
Balance as of December 31, 2021	**1,486,742**	**149**	**20,000,000**	**2,000**	**-**	**-**	**1,227,300**	**(1,383,358)**	**(153,909)**
Class A common stock cancelled	(57,092)								-
Issuance of Class A common stock							(618,939)	882,758	263,819
Issuance of Preferred Stock					1,765,619	177			177
Net loss								(380,583)	(380,583)
Balance as of December 31, 2022	**1,429,650**	**149**	**20,000,000**	**2,000**	**1,765,619**	**177**	**608,361**	**(881,183)**	**$ (270,673)**

APPMAIL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Cash Flows From Operating Activities		
Net Income	$ (380,583)	$ (327,441)
(Increase) Decrease in accounts receivable	-	4,975
Increase (Decrease) in accounts and credit cards payable	(50,527)	(3,278)
Net Cash from Operating Activities	(431,110)	(325,743)
Cash Flows From Investing Activities		
None		-
Net Cash Used In Investing Activities		-
Cash Flows From Financing Activitiess		
Proceeds from issuance of common stock	263,818	941,885
Proceeds from loan payable	552,958	(22,085)
Proceeds from the issuance of Crowd Notes		(691,934)
Net Cash Provided By Financing Activities	816,776	227,866
Net Change In Cash and Cash Equivalents	385,666	(97,877)
Cash and Cash Equivalents at Beginning of Period	$ 53,998	$ 151,875
Cash and Cash Equivalents at End of Period	$ 439,665	$ 53,998
Cash paid for interest	$ 5,472	$ 6,211
Cash paid for income taxes	$ -	$ -

APPMAIL, INC.
Balance Sheet
As of December 31, 2022

NOTE 1 - NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to App Mail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen decrease in the revenue in 2022 and hopes to generate positive operating

cash flow from the licensing and distribution of the technology by the end of 2022. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - Revenue

Revenue for 2022 decreased to $0 compared to 2021 revenue of $25 ,024, primarily due to a shift in focus to new markets such as , on-line retail from solely serving the airline industry. Sales and grant revenue were the sole components of our revenues during 2022 and 2021.

We derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time, send and render a certain quota of interactive emails, utilize a specific targeting method, and access a period of time using our delivery mechanisms and analytics. We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Cash flows activities increased from $53,998 in 2021 to $439,665 in 2022, primarily from an increase of $588,910 in proceeds received from the company's Regulation A offering of $552,958 , which was offset by a decrease in loans proceeds by $691,934.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As December 31, 2022, the Company had $439,665.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended Dec 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company's primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Revenue for 2022 decreased to $0, compared to 2021 revenue of $25,024, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of Dec 31, 2022 and December 31,2021, the Company had $25,024 and $25,024 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Administrative and General Exp

Our total administrative and general expenses during the 2022 increased to $380,583, which represented a increase of $28,118, or 7.98%, from the expenses compare to 2021.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended Dec 31, 2022 and 2021.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning a er December 15, 2019, and periods within fiscal years beginning a er December 15, 2020, and early applica on is permi ed. We are currently evalua ng the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 - Indebtedness:

The company has obtained a $100,000 loan under the Small Business Administration (SBA) programs.. The loan has an annual interest rate of 1.0% and matures on May 15, 2022.

NOTE 5 - Trends

Since the end of the period covered in our financial statements, the company has continued receiving funds under its offering of securities under Regulation A. As of July 15, 2022, the company has received a total of $ $865,152 in gross proceeds from its Regulation A offering and net proceeds of $750,000.

The company's product is primarily used by marketers and marketing agencies. As marketing budgets and expenditures are sensitive to different economic and business conditions, a host of factors beyond the company's control could contribute to fluctuations in these conditions. Such adverse conditions may include, but are not limited to, recessions, economic downturns, local competition or changes in consumer attitudes or habits. These adverse conditions could affect the Company's financial condition, general operations and outlook as a result. The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

NOTE 6 - INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

NOTE 7 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification

Under the organizational documents, the Company's directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9 –SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is considering offering (the "Crowdfunded Offering") securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission under Regulation CF

NOTE 10–SAFE NOTES AND CONVERTIBLE NOTES
The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.
In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called "Crowd Notes") totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to 80 percent of the price paid by investors during the issuance of the equity securities. The Crowd Notes have three tranches of maximum value in conversion: $138,034 of Crowd Notes convert with a $6.4 million valuation maximum; $127,070 of Crowd Notes covert with a $7.2 million maximum valuation and $394,015 of Crowd Notes convert with a $8.0 million maximum valuation. The SeedInvest Crowd Note has a $8.0 million valuation cap and a 20 percent discount rate.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AppMail is not live or open to the public at this moment.

INVEST IN APPMAIL TODAY!

Email-Commerce, Where Email Meets Shopping

Discover AppMail, the interactive email platform that enables businesses to transform their marketing emails into an immersive, shoppable experience.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


appmail
Enabling customers to shop within their email

$0 Raised

REASONS TO INVEST

- AppMail revolutionizes email marketing, turning static emails into immersive shopping experiences that captivate customers, boost conversions, and transform browsers into eager shoppers.
- AppMail prioritizes Generative AI to empower customers with smarter, impactful email marketing solutions, embracing the value and potential of this technology.
- AppMail is a groundbreaking technology in a high-growth market, backed by JetBlue Venture and Priceline's Jeff Hoffman. Our standalone platform has launched and we are preparing for expansion.

Invest Now
$0.56 Per Share

PREVIOUSLY CROWDFUNDED
$1,692,883.81

RAISED
$0

INVESTORS
0

MIN INVEST
$499.52

VALUATION
$13.02M

THE PITCH

The Future of Email Marketing With Interactive (Shoppable) Emails

AppMail's revolutionary platform empowers businesses to create interactive and immersive experiences within their marketing emails, enabling their customers to conveniently shop within their email, taking engagement and sales to new heights.


Generative AI
The Power of our Email Platform
Boost Shopping carts
Create persuasive with Generative AI
Embed Email-mini-apps

Led by a visionary team, AppMail is committed to delivering customer-centric solutions that yield real results. Whether it's revolutionizing content creation with Generative AI or optimizing customer journeys with email-mini-apps, our cutting-edge technology is designed to empower email marketers to unlock the full potential of engagement and sales.

We're thrilled to share that after our last successful fundraising round, our dedicated team has been hard at work developing our standalone scalable platform, and we're excited to announce its recent launch! Our primary focus now is onboarding customers and expanding our presence in the market. From a product perspective, we are actively working on adding more features and integrations, including powerful generative AI solutions. It's an exhilarating time for us, and we are super excited to bring the future of email marketing to the masses.

THE PROBLEM & OUR SOLUTION

AppMail Aims to Change the Game of Email Marketing With Email-Mini-Apps and Generative AI Technology

In today's competitive email marketing landscape, businesses struggle to effectively engage customers and drive conversions. Friction points in traditional emails, like multiple steps and redirects, create a disjointed customer experience that hampers engagement and leads to missed sale opportunities. Additionally, email marketers encounter various obstacles with campaign creation, from strategy and planning to collaboration between experts that lead to inefficiencies.

Introducing AppMail, the game-changer in email marketing. Our revolutionary email-mini-apps eliminate friction by enabling users to take actions directly within the email, ultimately driving higher conversions and maximizing sales.


Businesses can see up to 90% of their customers engage for at least 18 secs in their email
Autumn Dress
That is a 34.3% longer attention span than the industry average
Up to +37% greater conversion than the industry average

Crafting captivating marketing emails is effortless with AppMail's user-friendly, no-code email editor. Our intuitive drag-and-drop interface allows marketers to seamlessly integrate interactive components into their emails. But AppMail doesn't stop there. We understand the importance of compelling content in driving email marketing success. That's why we leverage the power of generative AI to offer intelligent suggestions for subject lines, headers, and email body text. With our AI-driven approach, marketers can effortlessly craft personalized and persuasive messages that convert, all while streamlining the campaign creation process.


shopify
Integrated with the top E-commerce platform

THE MARKET & OUR TRACTION

Email Marketing Spending is Projected To Reach $23.1B Globally by 2025*

With global email marketing spending projected to reach $23.1 billion by 2025. we believe AppMail is well-positioned to cater to the soaring demand for effective solutions in this space (Source). AppMail's focus is on mid-market e-commerce and retail brands with at least a $3,000 budget in email marketing spend.

The tech and marketing industry's recent moves reflect the value and growth potential of email marketing. Notable acquisitions and investments include:

**The below list highlights various business and different stages than AppMail and examples of the industry outlook.*

- Mailchimp: In 2021, acquired for $12 billion.
- iContact: In 2020, j2 Global, a digital media and services company, acquired iContact.
- SendGrid: In 2018, acquired by Twilio for $2 billion.
- Emma: In 2018, acquired by Campaign Monitor.
- Rebel: In 2018, acquired by Salesforce.
- Constant Contact: In 2016, acquired by Endurance International Group.
- Campaign Monitor: In 2014, received $250 million in investment from Insight Venture Partners.


We're backed by
jetBlue ventures
ElAl Israel Airlines
Investors and strategic partners

We are backed and supported by notable investors like JetBlue Ventures and EL AL Israel Airlines, who recognize AppMail's disruptive potential. Furthermore, AppMail's accolades include being a finalist for FAST Company's most innovative company by design and receiving esteemed awards such as the Future Traveler Experience Award of Innovation and the International Air Transportation Association Award.


We achieved recognition through several prestigious Air Travel awards
Future Traveler Experience Award of Innovation
International Air Transportation Association Award
SCL
LIM

**This was awarded to the Company under its prior entity name, SAM Email by Airto, Inc.*

Houman Goudarzi
Innovation, Tech Manager at IATA

"Serving as IATA's lead in digital transformation, my eyes are always open for innovative technology solutions that solve real airline industry pain points. An interactive and dynamic merchandising email is an industry first for me. A re-invention of a channel we all use every day.

**The above testimonial may not be representative of the opinions or of the experiences of other investors and is not a guarantee of future performance or success.*

WHY INVEST

A Brighter Future For Email


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AppMail recognizes the exponential growth and transformative impact of Generative AI, which we believe is set to play a pivotal role in revolutionizing email marketing. As the adoption of AI and customer-centric marketing strategies continues to surge, projected to exceed $48.8 billion by 2030 at a CAGR of 28.6%, we fully grasp the enormous potential of integrating Generative AI into our platform (Source). By aligning our strategic direction with this cutting-edge technology, we are dedicated to delivering smarter, more efficient, and highly impactful solutions to our customers, empowering them to stay ahead in the rapidly evolving landscape of email marketing.


Generative AI
Write something captivating
T
Using **Generative AI** to craft persuasive content that convert

AppMail has a proven track record, having successfully executed Proof of Concept projects with leading consumer brands in the airline industry such as ANA, IAG, and LATAM. Furthermore, our recent launch of our standalone email platform for e-commerce brands marks a significant milestone in our growth trajectory.

We are fortunate to have Jeff Hoffman, a respected entrepreneur and founding member of Priceline, as our advisor, providing us invaluable insights to fuel our progress. Additionally, the early investment from JetBlue Ventures is a testament to the innovation and potential of our email solution and vision.

The recent acquisitions and investments in the marketing technology industry highlight the significant value and potential of email marketing. By investing in AppMail, you align yourself with notable investors who recognize our potential and share our vision for the future of email marketing.

ABOUT

HEADQUARTERS
435 W 31st St
New York, NY 10001

WEBSITE
View Site

Discover AppMail, the interactive email platform that enables businesses to transform their marketing emails into an immersive, shoppable experience.

TEAM



Shi Li
Founder, CEO, Board Member

Shi is the Sensei of our team who has built consumer and business-facing companies in both the United States and Asia. He is a serial entrepreneur with extensive work experience of 8 years in the digital and airline industry.

Shi has also acquired and collaborated with brands in more than 10 countries including, but not limited to, IAG(Parent company of BA, Iberia, and Aer Lingus), JetBlue, Israel Airlines, Google, Walmart, etc.

Frequently invited and awarded at industry summits:

- Airline Information (2019)

- FTE and IAG (2018)

- IATA World Passenger Symposium (2017)



Duncan Sham
Co-founder, Chief Product Officer, Board Member

Duncan wears a creative belt in our team with a passion to build and create things. With over a decade of experience in the creative industry, he has designed exciting campaigns for the global brands including Gap, Adidas, YouTube, Lacoste, Pepsi, Meitu, Artful Dodger Clothing (Jay Z's Clothing Brand), Gatorade/Serena Williams, McDonalds, New York Marathon, Blackberry, Smart, Wrigleys, LG Phones and Yahoo. His work has reached billboards in Times Sq (NY), TV commercials across the U.S. to major events hosted by celebrities in Asia.

Being a Product Manager at SAM, Duncan likes to push the boundaries of our product design, from the UI/UX and functionality perspective, as well as ensuring it aligns with the business objectives. All in all, he is a perfect mix of design, innovation and logic.



Jeff Hoffman
Advisor

Jeff is a successful entrepreneur, worldwide motivational speaker, Hollywood film producer, and a Grammy-winning jazz album producer. He's been a member of several successful startups, including Priceline.com and Booking.com. Jeff has worked in many different industries and markets, and as such, possesses a unique knowledge of what it takes to grow a business.

TERMS

AppMail

Overview

PRICE PER SHARE
$0.56

VALUATION
$13.02M

DEADLINE
Oct 18, 2023

FUNDING GOAL
$15k - $3.4M

Breakdown

MIN INVESTMENT
$499.52

OFFERING TYPE
Equity

MAX INVESTMENT
$3,399,999.68

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
26,784

SHARES OFFERED
Series Seed-1 Preferred Stock

MAX NUMBER OF SHARES OFFERED
6,071,428

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 72 hours and receive 50% bonus shares

Super Early Bird

Invest within the first week and receive 25% bonus shares

Early Bird

Invest within the first two weeks and receive 15% bonus shares

Combo Perk

$20K+ within the first two weeks and receive 35% bonus shares

Volume-Based Perks

Tier 1 | $5,000+

Invest $5,000+ and receive 10% bonus shares

Tier 2 | $10,000+

Invest $10,000+ and receive 15% bonus shares

Tier 3 | $25,000+

Invest $25,000+ and receive 25% bonus shares

Tier 4 | $50,000+

Invest $50,000+ and receive 35% bonus shares

Tier 5 | $100,000+

Invest $100,000+ and receive 45% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

AppMail, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed Preferred Stock at $0.56/ share, you will receive 110 shares of Series Seed Preferred Stock, meaning you'll own 110 shares for $56. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

PRESS

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Awarded at IATA WPS and invited to meet IATA CEO in Geneva HQ

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The 7 Best Startups You Can Buy on StartEngine Right Now

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AppMail.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine the possibilities if you could shop, book an appointment, or check into a flight, all without leaving your email.

Stop your customers navigating to external pages, battling through login screens that hurt the engagement rate.

At AppMail, we've developed an intuitive email that brings an interactive web experience to your customer's inbox. It's designed for consumers get exactly what they want, quickly and conveniently.

Imagine your customer sees a product they like in a targeted email campaign. But instead of clicking through to a different page, your customer can buy it from the email immediately, in one seamless interaction. It's essentially a mini-shop within their email.

AppMail changes the entire email experience, and how businesses engage with customers.

From a shoppable email, an interactive survey form, appointment scheduler to an interactive survey form, the possibilities that can be done inside of the email are endless.

Our solution has already brought tremendous value to one of the world's largest industries, travel.

We've helped major airlines implement our technology, streamlining the flight check-in process into a single interface.

Giving your customers instant access to product service offerings results in higher engagement and conversion rates.

AppMail has won several industry awards, is backed by strategic investors, and has built reputable partnerships all around the world.

Email delivers the highest ROI above all channels and is here to stay. We believe it's time that email and the customer experience along with it, got an upgrade.

Build better engagement with your customers with AppMail's next-generation email.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "APPMAIL, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF AUGUST, A.D. 2021, AT 2:39 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5129602 8100
SR# 20213038742

Authentication: 203979136
Date: 08-23-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:39 PM 08/20/2021
FILED 02:39 PM 08/20/2021
SR 20213038742 - File Number 5129602

APPMAIL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AppMail, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is AppMail, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 23, 2012 under the name Airto, Inc.

2. The Board of Directors of this corporation (the "***Board***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above, which is entitled Amended and Restated Certificate of Incorporation of APPMAIL, INC., is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of August, 2021.

By: /Shi Li/
Shi Li, President and Chief Executive Officer

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

APPMAIL, INC.

ARTICLE I: NAME.

The name of this corporation is AppMail, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is the Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate of Incorporation (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means so long as any shares of Class F Common remain outstanding, the holders of Class F Common, voting as a separate class, shall be entitled to elect two (2) directors (the "***Class F Directors***") at each meeting or pursuant to each action by written consent of the Company's stockholders for the election of directors.

"***Equity Securities***" means (a) common stock; (b) any securities conferring the right to purchase common stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock.

"***Original Issue Price***" means $0.49 per share for Series Seed-1 Preferred Stock (subject to any applicable discounts); $0.32 per share for Series Seed-2 Preferred Stock; $0.29 per share for Series Seed-3 Preferred Stock and $0.26 per share for Series Seed-4 Preferred Stock.

"***Qualified Financing***" means any sale (or series of related sales) by the Corporation of its Equity Securities following the date of this Agreement at a price per share implying a pre-money valuation of not less than US$18,000,000.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 65,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), 45,000,000 shares of which are designated as Class A Common Stock (the "***Class A Common***"), 20,000,000 shares of which are designated as Class F Common Stock (the "***Class F Common***"), and (ii) 13,888,122 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***"). For the avoidance of doubt, unless otherwise specified, the Class A Common and Class F Common shall be referred to together herein as Common Stock. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 11,569,424 shares of the Preferred Stock of the Corporation have been designated "***Series Seed-1 Preferred Stock***"; 1,336,406 shares of the Preferred Stock of the Corporation have been designated "***Series Seed-2 Preferred Stock***"; 442,062 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock***" and 540,230 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-4 Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class F Common and the holders of the Class A Common shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class F Common shall be entitled to ten (10) votes for each share of Class F Common held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A Common shall be entitled to one (1) vote for each share of Class A Common held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Amendments and Changes. As long as any shares of Class F Common shall be issued and outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Class F Common, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter or repeal any provision of the Restated Certificate or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(b) increase or decrease the authorized number of shares of Class F Common;

(c) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(e) increase or decrease the number of directors of the Corporation; or

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.

4. Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

5. Mergers, Consolidation or Other Combination Transactions. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Common and Class A Common shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding

immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class F Common and the holders of Class A Common), then the holders of shares of Class F Common and the holders of shares of Class A Common shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class F Common and Class A Common differ under this Restated Certificate as provided under Section 3 of this Article V.

6. Equal Status. Except as expressly provided in this Article V, Class F Common and Class A Common shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

7. Conversion.

7.1 Certain Definitions. As used in this Section 7, the following terms shall have the following meanings:

7.1.1 "***Class F Stockholder***" shall mean any individual that is issued Class F Common by the Company.

7.1.2 "***Permitted Entity***" shall mean, with respect to any Class F Stockholder, any trust, account, plan, corporation, partnership, or limited liability company specified in Section 7.3 established by or for such Class F Stockholder, so long as such entity meets the requirements set forth in Section 7.3.

7.1.3 "***Transfer***" shall mean, with respect to a share of Class F Common, any sale, assignment, transfer, pledge, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

7.1.4 "***Voting Control***" shall mean, with respect to a share of Class F Common, the power (whether exclusive or shared) to vote or direct the voting of such share of Class F Common by proxy, voting agreement or otherwise.

7.2 Optional Conversion. Each share of Class F Common shall be convertible into one (1) fully paid and nonassessable share of Class A Common at the option of the holder thereof at any time upon written notice to the transfer agent of the Company.

7.3 Automatic Conversion upon Transfer. Each share of Class F Common shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common upon the Transfer of such share; provided, however, that a Transfer of Class F Common by a Class F Stockholder or such Class F Stockholder's Permitted Entities to another Class F Stockholder or such Class F Stockholder's Permitted Entities shall not trigger such automatic conversion; provided further, however, that a Transfer by a Class F Stockholder to any of the following Permitted Entities, and from any of the following Permitted Entities back to such Class F Stockholder and/or any other Permitted Entity by or for such Class F Stockholder shall not trigger such automatic conversion:

7.3.1 a trust for the benefit of such Class F Stockholder and for the benefit of no other person, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder and, provided, further, that in the event such Class F Stockholder is no longer the exclusive beneficiary of such trust, each share of Class F Common then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common;

7.3.2 a trust for the benefit of persons other than the Class F Stockholder so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such trust, provided such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class F Stockholder, and, provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such trust, each share of Class F Common then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common;

7.3.3 a trust under the terms of which such Class F Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (the "***Code***") and/or a reversionary interest so long as the Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such trust; provided, however, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such trust, each share of Class F Common then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common;

7.3.4 an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class F Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided that in each case such Class F Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held in such account, plan or trust, and provided, further, that in the event the Class F Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such account, plan or trust, each share of Class F Common then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common;

7.3.5 a corporation in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient voting control in the corporation, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such corporation; provided that in the event the Class F Stockholder no longer owns sufficient shares or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such corporation, each share of Class F Common then held by such corporation shall automatically convert into one (1) fully paid and nonassessable share of Class A Common;

7.3.6 a partnership in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient voting control in the partnership, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such partnership; provided that in the event the Class F Stockholder no longer owns sufficient partnership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such partnership, each share of Class F Common Stock then held by such partnership shall automatically convert into one (1) fully paid and nonassessable share of Class A Common; or

7.3.7 a limited liability company in which such Class F Stockholder directly, or indirectly through one or more Permitted Entities, owns membership interests with sufficient voting control in the limited liability company, or otherwise has legally enforceable rights, such that the Class F Stockholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common held by such limited liability company; provided that in the event the Class F Stockholder no longer owns sufficient membership interests or has sufficient legally enforceable rights to enable the Class F Stockholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class F Common Stock held by such limited liability company, each share of Class F Common then held by such limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common.

7.4 Automatic Conversion upon Death of Class F Stockholder. Each share of Class F Common held of record by a Class F Stockholder, or by such Class F Stockholder's Permitted Entities, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common upon the death of such Class F Stockholder.

7.5 Effect of Conversion. In the event of a conversion of shares of Class F Common to shares of Class A Common pursuant to this Section 7, such conversion shall be deemed to have been made at the time that the Company's transfer agent receives the written notice required pursuant to Section 7.2, the time that the

Transfer of such shares occurred or the death of the Class F Stockholder, as applicable. Upon any conversion of Class F Common to Class A Common, all rights of the holder of such shares of Class F Common shall cease and the person or persons in whose names or names the certificate or certificates representing the shares of Class F Common are to be issued, if any, shall be treated for all purposes as having become the record holder or holders of such number of shares of Class A Common into which such Class F Common were convertible. Shares of Class F Common that are converted into shares of Class A Common as provided in this Section 7 shall be retired and shall not be reissued.

7.6 Reservation of Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common, solely for the purpose of effecting the conversion of the shares of Class F Common, such number of its shares of Class A Common as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class F Common into shares of Class A Common.

8. Adjustment in Authorized Class A Common. The number of authorized shares of Class A Common may be increased or decreased (but not below the number of shares of Class A Common then outstanding) by an affirmative vote of the holders of a majority of the voting power of the Company.

9. Administration. The Company may, from time to time, establish such policies and procedures relating to the conversion of the Class F Common to Class A Common and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class F Common furnish affidavits or other proof to the Company as it deems necessary to verify the ownership of Class F Common and to confirm that a conversion to Class A Common has not occurred.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed

Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event (provided that irrespective of such an election by the Requisite Holders, each the following shall continue to be a Deemed Liquidation Event for purposes of the provisions of Section 3 of Article V, Part B):

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Voting Procedures. Each holder of Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the "***Notice Period***") of any action subject to a vote of the holder in which to vote such shares (whether by proxy, in person or by written consent). If a holder of Preferred Stock fails to vote such shares within the Notice Period, such failure will serve as authorization for the Company's Chief Executive Officer ("***CEO***") to vote such holder's shares of Preferred Stock in the CEO's discretion.

2.4 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) amend, alter or repeal any provision of the Restated Certificate or bylaws of the Corporation (including pursuant to a merger) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification, merger or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Preferred Stock (provided, that such approval shall not be required in connection with any such amendment, alteration or repeal adopted in connection with a Qualified Financing);

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.4.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Class A Common to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably inclined by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

AppMail 1.0 Soft Launch Announcement

Hi SHI,

We are excited to share an incredible update on the progress of AppMail following our last successful fundraising round. Our dedicated team has been hard at work to develop our standalone scalable platform, and we are thrilled to announce the highly anticipated soft launch of AppMail V1.0 around August. This will mark a significant milestone in our growth trajectory.

We understand that continuous improvements are crucial to meet our customer's evolving needs. That's why we are committed to enhancing our platform's existing features and introducing new capabilities and integrations in an iterative manner. We are particularly excited to share that we are also actively planning on incorporating powerful generative AI solutions into our platform as well. By harnessing the potential of AI, we aim to provide even greater value to our customers and empower them with cutting-edge marketing tools.


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CHECK OUT OUR DEMO
To get a glimpse of our platform in action, check out this demo video.

ASK
As we continue to grow, we value your support, encouragement and patience. If you have any e-commerce businesses within your network that is on Shopify, we invite you to introduce them to AppMail. Alternatively, feel free to connect them with me directly, and I would be delighted to provide them with more information.

Thank you for being a valued investor in AppMail.

Best regards,
Shi Li
Co-founder/CEO
Shi@AppMail.co

appmail


Generative AI
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Using **Generative AI** to craft persuasive content that convert

Hi <<First Name>>,

We are thrilled to share our bold vision for the implementation of cutting-edge Generative AI technology at AppMail. Our unwavering commitment to delivering exceptional results and efficiency has led us to recognize the immense value that this groundbreaking technology holds for our customers.

In today's fiercely competitive email marketing landscape, businesses face numerous challenges in engaging customers and driving conversions, ultimately resulting in missed revenue opportunities. At AppMail, we understand that captivating content lies at the heart of email marketing success. That's why we are embarking on a journey to leverage generative AI, enabling us to offer intelligent suggestions for subject lines, headers, and email body text. With our AI-driven approach, marketers can effortlessly craft personalized and persuasive messages that drive conversions and deliver exceptional results.



Images are computer generated demo versions. Product is still currently under development

However, our vision for generative AI goes far beyond copywriting assistance. We envision a future where this transformative technology streamlines the entire content creation process. Imagine effortlessly replacing product image backgrounds with a single click or generating comprehensive campaign strategies with pre-populated templates tailored to events and holidays. The potential of generative AI for the email marketing space is immense, and we are genuinely excited to bring this potential to life.

In the spirit of sharing exciting updates, we have some thrilling fundraising news on the horizon. This initiative is designed to help us bring forth our visionary approach to generative AI and revolutionize the email marketing landscape.

We are eager to provide you with more details very soon, so stay tuned for further updates on our investment campaign. To ensure you stay informed and receive the latest news, we invite you to visit invest.appmail.co and subscribe to our newsletter.

Thank you for your continued support and belief in our vision.

Best regards,
Shi Li
Co-founder/CEO
Shi@AppMail.co

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

appmail

Hi <<First Name>>,

We are thrilled to bring you the latest updates on AppMail's journey towards email marketing innovation and our upcoming fundraising efforts. In our commitment to staying ahead of industry advancements, we are taking our platform to new heights by integrating cutting-edge AI technologies.

At AppMail, we believe in the transformative power of AI. It is the driving force behind our strategic focus, empowering our customers with AI-powered features and tools that deliver impactful results, generate high-conversion content, and enhance work productivity.


Generative AI
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We have identified two pivotal pillars that underpin our value proposition and market positioning:

1. **Smart Content Generation:**
   Since our last fundraising round, we have developed a standalone scalable platform with a powerful and user-friendly drag-and-drop editor, enabling users to create interactive content without any coding knowledge. By adopting generative AI, creating both the text layer and rich content (image) layer will be revolutionized. Email marketers will harness the power of AI to create compelling and persuasive content that drives engagement and boosts conversions.
2. **Intelligent Automation and Personalization:**
   Through Generative AI, the AppMail platform will automate campaign strategies with pre-populated templates for events and holidays. Additionally, it will create highly personalized, behavior-driven email journey flows. The result? Streamlined processes for email marketers, where a simple review, approval and send is all it takes to deploy a campaign.

AI has emerged as a game-changer in the marketing industry, and email marketing is no exception. By leveraging AI-driven techniques and technologies, businesses can enhance efficiency and productivity, while driving more sales with minimal labor costs and resources.



Images are computer generated demo versions. Product is still currently under development

With all these groundbreaking advancements in mind, we're thrilled to announce that our 2023 fundraising campaign will kick off in the coming days. This campaign will help further accelerate the development of these powerful AI-powered features and contribute to our customer acquisition efforts and expanding our go-to-market initiatives. We will notify you as soon as our investment campaign goes live.

As a valued investor, we will be offering you exclusive perks as an early backer. This includes an unbelievable valuation discount bonus % on confirmed investments. More details will be shared in our next newsletter, so be on the lookout for that.

We greatly appreciate your continued support and belief in our vision. Together, we will revolutionize the email marketing landscape and unlock new possibilities for businesses.

Best regards,
Shi Li
Co-founder/CEO
Shi@AppMail.co

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.